UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 2, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 2, 2006

Print the name and title of the signing officer under his signature.
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    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO MINES TO OFFER C$1.05 PER SHARE FOR bcMETALS CORP.

November 2, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announced today that it will shortly make a C$1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation ("bcMetals") (TSX-V: C). The offer will represent an 11% premium over the current bid price for bcMetals being made by Imperial Metals Corporation (TSX: III). The Taseko bid will be formally initiated within the next few days and will be subject to a number of conditions, principally that 90% of bcMetals shares are tendered to the bid, the concurrent acquisition by Taseko of the minority shares of bcMetal's subsidiary, American Bullion Minerals Ltd., and rejection by bcMetals shareholders at their November 30th, 2006 special meeting of bcMetals' recently announced Limited Purpose Shareholder Rights Plan and its proposed joint venture of the Red Chris Property with Global International Jiangxi Copper Mining Company Limited.

Taseko President and CEO Russ Hallbauer stated, "We believe this offer represents a solid premium over the Imperial Metals bid and fairly values bcMetals shares. It means immediate cash in the hands of bcMetals' shareholders rather than a minority position in a mine development joint venture. We will finance this acquisition from existing cash reserves".

The details of the offer will be included in a formal take-over bid circular to be mailed to bcMetals shareholders and publicly filed in accordance with applicable securities laws. The Taseko bid will also offer C$0.02 for each out-of-the-money bcMetals share purchase warrant. Taseko intends to promptly make the necessary regulatory filings in the respect of the offer. The offer will be subject to other customary conditions, including receipt of any necessary regulatory approvals and absence of material adverse changes all of which conditions will be described in detail in the formal bid circular.

About Taseko Mines Limited

Taseko is positioned to provide immediate returns and longer term growth through its large scale, long life Gibraltar copper-molybdenum mine, its advanced stage Prosperity gold-copper project on which feasibility-level studies are underway; and its Harmony property that hosts a large gold deposit with longer term development potential. All the projects are located in British Columbia, Canada.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

                                                                    No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                                               Forward Looking Statements

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward oriented information includes the timing of making a take-over bid and the uncertainties of in regards to its possible success and related regulatory approvals. Mining is a risky business and actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.